UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

MAY 01, 2009

        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Company Announcement
Interim financial report for the period 1 January 2009 to 31 March 2009

30 April 2009

Novo Nordisk increased sales by 18% in the first quarter of 2009
Operating profit increased by 35% supported by continued gross margin improvement

•	Sales in Danish kroner increased by 18% and by 11% in local currencies.
	o	Sales of modern insulins increased by 31% (25% in local currencies).
	o	Sales of NovoSeven® increased by 25% (18% in local currencies).
	o	Sales of Norditropin® increased by 18% (9% in local currencies).
	o	Sales in North America increased by 31% (16% in local currencies).
	o	Sales in International Operations increased by 20% (16% in local currencies).

•	Gross margin improved by 2.6 percentage points to 79.9% in the first three months of 2009, primarily reflecting continued productivity improvements and a positive currency impact of around 1.0 percentage points.

•	Reported operating profit increased by 35% to DKK 3,810 million. Adjusted for the impact from currencies and non-recurring costs in 2008 related to the discontinuation of all pulmonary delivery projects, underlying operating profit increased by around 15%.

•	Net profit increased by 24% to DKK 2,699 million. Earnings per share (diluted) increased by 27% to DKK 4.41.

•	In Europe, the Committee for Medicinal Products for Human Use (CHMP) under the European Medicines Agency (EMEA) adopted a positive opinion for Victoza® (liraglutide) and Novo Nordisk expects to receive the European Marketing Authorisation from the European Commission within approximately two months.

•	In the US, following the Advisory Committee meeting on 2 April, Novo Nordisk is working with the United States Food and Drug Administration (FDA) as it completes the review of the liraglutide application.

•	For 2009, operating profit measured in local currencies is now expected to grow by at least 10% and reported operating profit growth to be around 8 percentage points higher.

Lars Rebien Sørensen, president and CEO, said: “We are satisfied with the financial performance during the first quarter of 2009 which is driven by solid sales growth for the modern insulins and gross margin improvements. Following the positive opinion in Europe for Victoza®, we now look forward to launching Victoza® in the first European markets this summer.”

Company Announcement no 25 / 2009 Interim financial report for the period 1 January 2009 to 31 March 2009	Page 1 of 20

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Financial statement for the first three months of 2009
The present interim financial report for the first quarter of 2009 has been prepared in accordance with IAS 34 Interim Financial Reporting, as issued by IASB and adopted by the EU, and the additional Danish disclosure requirements applying to listed companies’ interim reports. The interim financial report has not been audited. See ‘Accounting policies’ on page 10 for further information.

Amounts in DKK million, except average number of shares outstanding, earnings per share and full-time employees.

			% change
			Q1 2008
Profit and loss	Q1 2009	Q1 2008	to Q1 2009

Sales	12,498	10,614	18%

Gross profit	9,990	8,201	22%
Gross margin	79.9%	77.3%

Sales and distribution costs	3,844	2,975	29%
Percent of sales	30.8%	28.0%

Research and development costs	1,744	1,858	(6%	)
- hereof discontinuationcosts for pulmonary diabetes projects	-	220	-
Percent of sales	14.0%	17.5%
Percent of sales adjusted for pulmonary diabetes projects	14.0%	15.4%

Administrative expenses	679	627	8%
Percent of sales	5.4%	5.9%

Licence fees and other operating income	87	88	(1%	)

Operating profit	3,810	2,829	35%
Operating margin	30.5%	26.7%

Net financials	(305)	39	-
Profit before tax	3,505	2,868	22%

Net profit	2,699	2,180	24%
Net profit margin	21.6%	20.5%

Other key numbers

Depreciation, amortisation and impairment losses	607	563	8%
Capital expenditure	413	214	93%

Cash flow from operating activities	4,148	3,070	35%
Free cash flow	3,626	2,795	30%

Total assets	50,205	47,534	6%
Equity	31,345	31,251	0%
Equity ratio	62.4%	65.7%

Average number of shares outstanding (million) – diluted	612.7	626.3	(2%	)

Diluted earnings per share (in DKK)	4.41	3.48	27%

Full-time employees at the end of the period	27,429	25,765	6%

Company Announcement no 25 / 2009 Interim financial report for the period 1 January 2009 to 31 March 2009	Page 2 of 20

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Sales development by segments
Sales increased by 18% in Danish kroner and by 11% measured in local currencies. While growth was realised within both diabetes care and biopharmaceuticals, the primary growth contribution originated from the modern insulins.

	Sales	Growth	Growth		Share of
	Q1 2009	as	in local		growth
	DKK	reported	currencies		in local
	million				currencies
The diabetes care segment
Modern insulins	4,990	31%	25%		77%
- Levemir®	1,161	42%	37%		25%
- NovoMix®	1,553	25%	21%		22%
- NovoRapid®	2,276	29%	21%		30%
Human insulins	3,004	2%	(4%	)	(9%	)
Insulin-related products	484	9%	5%		2%
Oral antidiabetic products	691	8%	1%		0%
Diabetes care – total	9,169	17%	11%		70%

The biopharmaceuticals segment
NovoSeven®	1,805	25%	18%		22%
Growth hormone therapy (Norditropin®)	1,034	18%	9%		7%
Other products	490	8%	3%		1%
Biopharmaceuticals – total	3,329	20%	13%		30%

Total sales	12,498	18%	11%		100%

Sales development by regions
In the first three months of 2009, sales growth was realised in all regions. North America was the main contributor to growth with 44% share of growth measured in local currencies and now constitutes the largest sales region for Novo Nordisk. International Operations and Europe contributed 28% and 26%, respectively, of the total sales growth, whereas Japan and Oceania accounted for 2% of the growth.

Diabetes care
Sales of diabetes care products increased by 17% measured in Danish kroner to DKK 9,169 million and by 11% in local currencies compared to the first three months of 2008.

Modern insulins, human insulins and insulin-related products
In the first three months of 2009, sales of modern insulins, human insulins and insulin-related products increased by 18% in Danish kroner to DKK 8,478 million and by 12% measured in local currencies compared with the same period last year. All regions contributed to growth measured in local currencies, with North America and International Operations having the highest growth rates. Novo Nordisk continues to be the global leader with 52% of the total insulin market and 45% of the modern insulin market, both measured by volume.

The sales growth is driven by the portfolio of modern insulins exhibiting a steady sales growth globally. Sales of modern insulins increased by 31% in Danish kroner to DKK 4,990 million and by 25% in local currencies compared with the first three months of 2008. All regions realised

Company Announcement no 25 / 2009 Interim financial report for the period 1 January 2009 to 31 March 2009	Page 3 of 20

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

solid growth rates, with North America accounting for more than half of the growth followed by Europe and International Operations. Sales of modern insulins now constitute 62% of Novo Nordisk’s sales of insulin.

North America
Sales in North America increased by 39% in Danish kroner and by 22% in local currencies in the first three months of 2009, reflecting a solid penetration of the modern insulins Levemir®, NovoLog® and NovoLog® Mix 70/30. Novo Nordisk maintains its leadership position in the US insulin market with 42% of the total insulin market and 33% of the modern insulin market, both measured by volume. Currently, around 38% of Novo Nordisk’s modern insulin volume in the US is being sold in FlexPen®.

Europe
Sales in Europe decreased by 1% measured in Danish kroner and increased by 3% in local currencies, reflecting continued progress for the portfolio of modern insulins but also declining human insulin sales. Novo Nordisk holds 55% of the total insulin market and 51% of the modern insulin market, both measured by volume, and is capturing the main share of growth in the modern insulin market. The device penetration in Europe remains high with more than 95% of Novo Nordisk’s insulin volume being sold in devices, primarily NovoPen® and FlexPen®.

International Operations
Sales within International Operations increased by 22% in Danish kroner and by 19% in local currencies. The main contributor to growth in the first three months of 2009 was sales of modern insulins, primarily in Turkey and China. Furthermore, sales of human insulins continue to add to overall growth in the region, also driven by China.

Japan & Oceania
Sales in Japan & Oceania increased by 23% measured in Danish kroner and by 1% in local currencies. The sales development reflects sales growth for all three modern insulins NovoRapid®, NovoRapid Mix® 30 and Levemir®. Novo Nordisk holds 71% of the total insulin market in Japan and 63% of the modern insulin market, both measured by volume. The device penetration in Japan remains high with more than 95% of Novo Nordisk’s insulin volume being sold in devices, primarily NovoPen® and FlexPen®.

Oral antidiabetic products (NovoNorm®/Prandin®)
In the first three months of 2009, sales of oral antidiabetic products increased by 8% in Danish kroner to DKK 691 million and by 1% in local currencies compared to the same period in 2008. The sales development reflects increased sales in Europe countered by lower sales in China in the first quarter of 2009 compared to the same period last year due to the timing of sales in China in 2008.

Biopharmaceuticals
In the first three months of 2009, sales of biopharmaceutical products increased by 20% measured in Danish kroner to DKK 3,329 million and by 13% measured in local currencies compared to the first three months of 2008.

NovoSeven®
Sales of NovoSeven® increased by 25% in Danish kroner to DKK 1,805 million and by 18% in local currencies compared with the first three months of 2008. Sales growth for NovoSeven® was primarily realised in Europe and International Operations and is positively impacted by

Company Announcement no 25 / 2009 Interim financial report for the period 1 January 2009 to 31 March 2009	Page 4 of 20

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

timing of sales in these regions. The sales growth for NovoSeven® primarily reflected increased sales within the congenital bleeding disorder segments. Treatment of spontaneous bleeds for congenital inhibitor patients remains the largest area of use.

Growth hormone therapy (Norditropin®)
Sales of Norditropin® (ie growth hormone in a liquid, ready-to-use formulation) increased by 18% measured in Danish kroner to DKK 1,034 million and by 9% measured in local currencies compared with the first three months of 2008. North America and Europe were the main contributors to growth measured in local currencies. Novo Nordisk remains the second-largest company in the global growth hormone market with 23% market share measured by volume.

Other products
Sales of other products within biopharmaceuticals, which predominantly consist of hormone replacement therapy (HRT)-related products, increased by 8% in Danish kroner to DKK 490 million and by 3% in local currencies. This development primarily reflects continued sales progress for Vagifem®, a topical oestrogen product, partly due to a US price increase countered by generic competition in the US with Activella® (Activelle® outside the US), Novo Nordisk’s continuous-combined HRT product. The low-dose version of Activelle® was launched in Europe in April 2009 and has been available in the US since 2007.

Costs, licence fees and other operating income
The cost of goods sold was DKK 2,508 million in the first three months of 2009 representing a gross margin of 79.9% compared with 77.3% in the same period of 2008. This improvement reflects improved production efficiency and higher average selling prices in the US. The gross margin was positively impacted by around 1.0 percentage point due to a positive currency development, primarily the higher value of the US dollar and the Japanese yen versus the Danish krone compared with the first three months of 2008.

In the first three months of 2009, total non-production-related costs increased by 15% to DKK 6,267 million compared with the same period last year. Slightly more than half of the increase in non-production-related costs, or around 8 percentage points, reflect the higher value of key currencies versus the Danish krone in the first three months of 2009 compared with the first three months of 2008. The underlying development in non-production-related costs relate to the expanded sales force in certain key markets like US, UK, Germany and China countered by lower research and development costs, primarily reflecting timing with regard to the initiation of phase 3 clinical trial programmes as well as the non-recurring costs of DKK 220 million in the first quarter of 2008 related to the discontinuation of pulmonary diabetes projects.

Licence fees and other operating income were DKK 87 million in the first three months of 2009 compared with DKK 88 million in the same period of 2008.

Net financials
Net financials showed a net expense of DKK 305 million in the first three months of 2009 compared with a net income of DKK 39 million in the same period of 2008.

Included in net financials is the result from associated companies with an expense of DKK 35 million, primarily related to Novo Nordisk’s share of losses in ZymoGenetics, Inc. In the same period of 2008, the result from associated companies was an expense of 67 DKK million.

Company Announcement no 25 / 2009 Interim financial report for the period 1 January 2009 to 31 March 2009	Page 5 of 20

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

For the first three months of 2009, the foreign exchange result was an expense of DKK 327 million compared with an income of DKK 70 million in the first three months of 2008. This development reflects losses on foreign exchange hedging of especially US dollars and Japanese yen due to the significant appreciation of these versus Danish kroner. Foreign exchange hedging losses of around DKK 900 million have been deferred for future income recognition.

Outlook 2009

The current expectations for 2009 are summarised and compared to the previous expectations in the table below (changes highlighted in bold and italic):

Expectations are as reported, if not	Current expectations	Previous expectations
otherwise stated	30 April 2009	29 January 2009

Sales growth
- in local currencies	At the level of 10%	At the level of 10%
- as reported	Around 4.5 percentage	Around 5 percentage
	points higher	points higher

Operating profit growth
- underlying	At least 10%	At the level of 10%
- as reported	Around 8 percentage	Around 9 percentage
	points higher	points higher

Net financial expense	Around DKK 1.5 billion	Around DKK 1.6 billion

Effective tax rate	Approximately 23%	Approximately 24%

Capital expenditure	Around DKK 3 billion	Around DKK 3 billion

Depreciation, amortisation
and impairment losses	Around DKK 2.6 billion	Around DKK 2.6 billion

Free cash flow	Around DKK 10 billion	At least DKK 9 billion

Novo Nordisk still expects sales growth in 2009 at the level of 10% measured in local currencies. This is based on expectations of continued market penetration for Novo Nordisk’s key strategic products within diabetes care and biopharmaceuticals as well as expectations of continued intense competition during 2009. Given the current level of exchange rates versus Danish kroner, the reported sales growth is now expected to be around 4.5 percentage points higher than the growth rate measured in local currencies.

For 2009, growth in operating profit is now expected to be at least 10% measured in local currencies. The increase reflects lower expected research and development costs for 2009 due to timing of phase 3 clinical trial programmes. Furthermore, the forecast is based on assumptions of a continued improvement of the gross margin and increased spending for sales and distribution relative to sales due to the increase in Novo Nordisk’s global sales force. Given the current level of exchange rates versus Danish kroner, the reported operating profit growth is now expected to be around 8 percentage points higher than the growth rate measured in local currencies.

For 2009, Novo Nordisk now expects a net financial expense of DKK 1.5 billion. The current expectation reflects significant foreign exchange hedging losses, primarily related to the US dollar and the Japanese yen.

The effective tax rate for 2009 is now expected to be around 23%.

Company Announcement no 25 / 2009 Interim financial report for the period 1 January 2009 to 31 March 2009	Page 6 of 20

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Capital expenditure is still expected to be around DKK 3 billion in 2009. Expectations for depreciations, amortisation and impairment losses of around DKK 2.6 billion are unchanged, and free cash flow is now expected to be around DKK 10 billion.

All of the above expectations are based on the assumption that the global economic downturn will not significantly change the business environment for Novo Nordisk during 2009. In addition, all of the above expectations are provided that currency exchange rates, especially the US dollar, remain at the current level versus the Danish krone for the rest of 2009 (see appendix 7). Novo Nordisk has hedged expected net cash flows in key invoicing currencies and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the below table.

Key invoicing	Annual impact on Novo Nordisk’s	Hedging period
currencies	operating profit of a 5%	(months)
	movement in currency
USD	DKK 530 million	15
JPY	DKK 150 million	14
GBP	DKK 80 million	13
CNY	DKK 80 million	15*
CAD	DKK 40 million	5

*USD used as proxy when hedging Novo Nordisk’s CNY currency exposure

The financial impact from foreign exchange hedging is included in ‘Net financials’.

Research and development update

Diabetes care
In Europe, the Committee for Medicinal Products for Human Use (CHMP) under the European Medicines Agency (EMEA) on 23 April adopted a positive opinion for Victoza® for the treatment of type 2 diabetes. Victoza® is the first once-daily human Glucagon-Like Peptide-1 (GLP-1) analogue developed for the treatment of type 2 diabetes. The positive opinion for Victoza® covers the expected indications of: combination treatment with metformin or a sulphonylurea in patients with insufficient glycaemic control despite maximal tolerated dose of monotherapy with metformin or sulphonylurea and combination treatment with metformin and a sulphonylurea or metformin and a thiazolidinedione in patients with insufficient glycaemic control despite dual therapy. Novo Nordisk expects to receive the European Marketing Authorisation from the European Commission within approximately two months.

The regulatory process for liraglutide in Japan is progressing according to plans and a decision by the Japanese regulatory authorities is expected in 2010.

On 2 April and as previously communicated, the Endocrinologic and Metabolic Drug Advisory Committee of the United States Food and Drug Administration (FDA) discussed questions related to liraglutide, Novo Nordisk’s once-daily human GLP-1 analogue which was filed for regulatory approval in the US in May 2008. The Advisory Committee voted on four questions related to the risk profile of liraglutide. A majority of Advisory Committee members supported that appropriate evidence of cardiovascular safety had been provided to rule out excess cardiovascular risk of liraglutide relative to comparators. Novo Nordisk has committed to do a large post-approval cardiovascular outcome study.

Company Announcement no 25 / 2009 Interim financial report for the period 1 January 2009 to 31 March 2009	Page 7 of 20

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

A majority of Advisory Committee members voted no to the question on whether the data available with the regulatory submission on thyroid C-cell tumours showed that this finding is not relevant to humans. However, the Advisory Committee was split on the FDA question related to whether the available data on C-cell tumours permitted approvability. Finally, the Advisory Committee unanimously dismissed any risk of papillary thyroid cancer related to liraglutide. Following the meeting, Novo Nordisk will be discussing next steps with the FDA to resolve the issues raised at the Advisory Committee meeting. US approval of liraglutide, and the timing thereof, will depend on the completion of the FDA's review of the application.

Novo Nordisk recently obtained two-year data from the liraglutide plus metformin combination study (LEAD™ 2). On a background of metformin therapy three different doses of liraglutide were compared to glimepiride treatment and placebo in people with type 2 diabetes. In total 880 people with diabetes completed the initial first six months of the study and 529 completed two years. People treated with liraglutide achieved statistically significant reductions in HbA1ccompared to placebo after two years. Furthermore, significantly more people treated with the highest dose of liraglutide were below 7% HbA1c, the American Diabetes Association (ADA) target for good glycaemic control, compared to treatment with glimepiride. Finally, the favourable benefit to risk profile of liraglutide was confirmed in this study.

At the annual meeting of the American Diabetes Association (ADA) to be held in New Orleans on 5–9 June 2009, Novo Nordisk expects to present further detailed results from the global liraglutide clinical development programme.

Novo Nordisk very recently finalised a phase 2 study investigating safety and efficacy of five doses of semaglutide (NN9535), a once-weekly human GLP-1 analogue, versus placebo and open-label liraglutide add-on therapy in people with type 2 diabetes. At study start, patients were treated with metformin or controlled with diet and exercise. The 12-week multi-centre, multinational, double-blind, placebo-controlled, randomised dose-finding trial, which included a little more than 400 patients, demonstrated that clinical efficacy and safety of semaglutide was broadly in line with liraglutide. Semaglutide was generally well tolerated and was not associated with an increase in injection site reactions, antibody formation or calcitonin levels. After more detailed analysis of the dose-response findings on efficacy and safety, Novo Nordisk will discuss the future plans for semaglutide development with regulatory authorities before initiation of phase 3 development.

Novo Nordisk is preparing initiation of phase 3 programmes for the new generation of insulins, known as NN5401 and NN1250, in the second half of 2009 and good progress has been made with regulatory agencies around the world. The first phase 3 trials with NN1250 and NN5401 are expected to be initiated in the third and fourth quarters of 2009, respectively. Novo Nordisk expects to give a more detailed update on expected timelines and design of the phase 3 programmes in connection with the release of financial results for the first half of 2009 on 6 August 2009.

Biopharmaceuticals
In April 2009, Novo Nordisk initiated a phase 3 trial of a recombinant factor VIII compound in patients with haemophilia A. The trial is conducted as a multi-centre, open-label, non-controlled trial and evaluates the efficacy and safety in both prevention and on-demand treatment of haemophilia A bleeding episodes. A sub-trial investigates efficacy and safety of the recombinant factor VIII compound in patients undergoing major or minor elective surgery requiring factor VIII replenishment. Novo Nordisk expects to enrol a total of 140 patients in the phase 3 programme.

Company Announcement no 25 / 2009 Interim financial report for the period 1 January 2009 to 31 March 2009	Page 8 of 20

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Novo Nordisk recently received approval from the Japanese Pharmaceuticals and Medical Devices Agency for an expansion of the Norditropin® label to include treatment of growth hormone deficiency in adults. Growth hormone deficiency in adults is an approved indication for Norditropin® in both Europe and the US.

As previously communicated, Novo Nordisk initiated a phase 3 study with recombinant FXIII in congenital factor XIII deficiency in August 2008. All 41 patients have now been recruited and entered into the one-year treatment period of this trial.

Equity
Total equity was DKK 31,345 million at the end of the first three months of 2009, equal to 62.4% of total assets, compared with 65.2% at the end of 2008. Please refer to appendix 6 for further elaboration of changes in equity during the first three months of 2009.

Reduction of share capital
The Annual General Meeting of Novo Nordisk A/S, which was held on 18 March 2009, approved a 2.2% reduction in the total share capital by cancellation of 14,000,000 treasury B shares of DKK 1 at a nominal value of DKK 14,000,000. After the legal implementation of the share capital reduction, which is expected to take place after expiry of the legal notice period in June 2009, Novo Nordisk’s share capital will amount to DKK 620,000,000 divided into an A share capital of DKK 107,487,200 and a B share capital of DKK 512,512,800.

Treasury shares and share repurchase programme
Novo Nordisk’s ongoing share repurchase programme is conducted in accordance with the provisions of the European Commission’s regulation no 2273/2003 of 22 December 2003, also known as ‘Safe Harbour Regulation’, with J.P. Morgan Securities Ltd. as lead manager. According to this, J.P. Morgan Securities Ltd. will repurchase shares on behalf of Novo Nordisk for up to DKK 3.0 billion during the trading period that started on 29 January 2009 and will end on 5 August 2009. A maximum of 159,541 shares can be bought during one single trading day, equal to 15% of the average daily trading volume of Novo Nordisk B shares on NASDAQ OMX Copenhagen during the month of December 2008, and a maximum of 20,580,773 shares in total can be bought during the trading period.

As per 29 April 2009, Novo Nordisk A/S and its wholly-owned affiliates owned 29,940.023 of its own B shares, corresponding to 4.7% of the total share capital.

The overall DKK 18.5 billion share repurchase programme initiated in 2006 is still expected to be finalised before the end of 2009. In 2006, 2007 and 2008 Novo Nordisk repurchased B shares equal to a cash value of DKK 12.5 billion and Novo Nordisk still expects to repurchase B shares equal to a cash value of around DKK 6 billion in 2009.

Sustainability issues update

Expanding access to treatment
In the first quarter of 2009, Novo Nordisk made progress towards its ambitious plan to expand access to treatment for children in Africa with type 1 diabetes. Software was installed and training provided to begin patient registries in four countries, and collaboration was initiated with Ministries of Health on treatment strategies in all of the five pilot countries, Cameroon, the Democratic Republic of Congo, Guinea-Conakry, Tanzania and Uganda. The objective of

Company Announcement no 25 / 2009 Interim financial report for the period 1 January 2009 to 31 March 2009	Page 9 of 20

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

the programme is to reduce child mortality due to lack of or insufficient diabetes care in the world’s poorest countries. It will offer free insulin, treatment and diabetes education for children and their families, and the goal is to reach 10,000 children on a five-year horizon.

Legal issues update

US hormone therapy litigation
As of 29 April 2009, Novo Nordisk Inc., as well as the majority of hormone therapy product manufacturers in the US, is a defendant in product liability lawsuits related to hormone therapy products. These lawsuits currently involve a total of 53 individuals who allege use of a Novo Nordisk hormone therapy product. These products (Activella® and Vagifem®) have been sold and marketed in the US since 2000. Until July 2003, the products were sold and marketed exclusively in the US by Pharmacia & Upjohn Company (now Pfizer Inc.). A further 63 individuals currently allege, in relation to similar lawsuits against Pfizer Inc., that they have also used a Novo Nordisk hormone therapy product. Novo Nordisk does not currently have any court trials scheduled for 2009. Novo Nordisk does not expect the pending claims to impact Novo Nordisk’s financial outlook.

Conference call details
At 13.00 CET today, corresponding to 7.00 am EDT, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors – Download centre’. Presentation material for the conference call will be made available approximately one hour before on the same page.

Accounting policies
The present interim financial report for the first quarter of 2009 has been prepared in accordance with IAS 34 Interim Financial Reporting, as issued by IASB and adopted by the EU, and the additional Danish disclosure requirements applying to listed companies’ interim reports.

The following standards relevant to Novo Nordisk have been adopted by the EU and were implemented with effective date 1 January 2009 as described in the 2008 Annual Report:

•	IAS 1 (Revised) ‘Presentation of financial statements’.
•	IAS 23 (Amendment) ‘Borrowing costs’.
•	IFRS 2 (Amendment) ‘Share-based payment’.
•	IAS 28 (Amendment) ‘Investment in associates’ (and consequential amendments to IAS 32, ‘Financial Instruments: Disclosure and Presentation’.
•	IAS 36 (Amendment) ‘Impairment of assets’.
•	IAS 38 (Amendment) ‘Intangible assets’.
•	IAS 19 (Amendment) ‘Employee benefits’.
•	Minor amendments to IFRS 7, IAS 1, IAS 8, IAS 10, IAS 18, IAS 34 and IAS 39.
•	IFRIC 16 ‘Hedges of net investment in a foreign operation’.

The adoption of these standards has not affected recognition and measurement in Novo Nordisk’s interim financial report for the first quarter of 2009. Except for the above-mentioned implemented standards, the interim financial report has been prepared using the same accounting policies as the Annual Report for 2008.

Company Announcement no 25 / 2009 Interim financial report for the period 1 January 2009 to 31 March 2009	Page 10 of 20

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Forward-looking statement
Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document as well as the company’s Annual Report 2008 and Form 20-F, both filed with the SEC in February 2009, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ’strategy’, ’prospect’, ’foresee’, ’estimate’, ’project’, ’anticipate’, ’can’, ’intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to

- statements of plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperations in relation thereto,
- statements containing projections of or targets for revenues, income (or loss), earnings per share, capital expenditures, dividends, capital structure or other net financials,
- statements of future economic performance, future actions and outcome of contingencies such as legal proceedings, and
- statements of the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the headings ‘Outlook 2009’, ‘Research and development update’, ‘Equity’ and ‘Legal issues update’.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, product recall, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees and failure to maintain a culture of compliance.

Please also refer to the overview of risk factors in ‘Managing Risks’ on pp 24–25 of the Annual Report 2008 available on the company’s website (novonordisk.com).

Unless required by law Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

Company Announcement no 25 / 2009 Interim financial report for the period 1 January 2009 to 31 March 2009	Page 11 of 20

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Management statement

Today, the Board of Directors and Executive Management reviewed and approved the interim report and accounts of Novo Nordisk A/S for the first three months of 2009.

The interim report and accounts have been prepared in accordance with International Financial Reporting Standards and the additional Danish disclosure requirements applying to listed companies’ interim reports and accounts.

In our opinion the accounting policies used are appropriate and the overall presentation of the interim report and accounts is adequate. Furthermore, in our opinion the interim report and accounts include a fair review of the development and performance of the business and the financial position of the group, as well as an overview of the material risks and uncertainties the group faces.

Bagsværd 30 April 2009

Executive Management:

Lars Rebien Sørensen	Jesper Brandgaard
President and CEO	CFO

Lise Kingo	Kåre Schultz	Mads Krogsgaard Thomsen

Board of Directors:

Sten Scheibye	Göran A Ando
Chairman	Vice chairman

Henrik Gürtler	Johnny Henriksen	Pamela J Kirby

Anne Marie Kverneland	Kurt Anker Nielsen	Søren Thuesen Pedersen

Hannu Ryöppönen	Stig Strøbæk	Jørgen Wedel

Company Announcement no 25 / 2009 Interim financial report for the period 1 January 2009 to 31 March 2009	Page 12 of 20

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Contacts for further information

Media:	Investors:

Mike Rulis	Mads Veggerby Lausten
Tel: (+45) 4442 3573	Tel: (+45) 4443 7919
E-mail: mike@novonordisk.com	E-mail: mlau@novonordisk.com

Kasper Roseeuw Poulsen
Tel: (+45) 4442 4471
E-mail: krop@novonordisk.com

In North America:
Sean Clements	Hans Rommer
Tel: (+1) 609 514 8316	Tel: (+1) 609 919 7937
E-mail: secl@novonordisk.com	E-mail: hrmm@novonordisk.com

Further information on Novo Nordisk is available on the company’s internet homepage at the address: novonordisk.com

Company Announcement no 25 / 2009 Interim financial report for the period 1 January 2009 to 31 March 2009	Page 13 of 20

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 1: Quarterly numbers in DKK

(Amounts in DKK million, except number of employees, earnings per share and number of shares outstanding).

						% change
	2009	2008				Q1 2009 vs
	Q1	Q4	Q3	Q2	Q1	Q1 2008

Sales	12,498	12,583	11,246	11,110	10,614	18%

Gross profit	9,990	10,047	8,640	8,556	8,201	22%
Gross margin	79.9%	79.8%	76.8%	77.0%	77.3%

Sales and distribution costs	3,844	3,558	3,155	3,178	2,975	29%
Percent of sales	30.8%	28.3%	28.1%	28.6%	28.0%
Research and development costs	1,744	2,439	1,579	1,980	1,858	(6%	)
- Hereof costs related to AERx®*	-	-	50	(155)	(220)
Percent of sales	14.0%	19.4%	14.0%	17.8%	17.5%
Percent of sales (excl AERx®* )	14.0%	19.4%	14.5%	16.4%	15.4%
Administrative expenses	679	749	633	626	627	8%
Percent of sales	5.4%	6.0%	5.6%	5.6%	5.9%
Licence fees and other operating income (net)	87	73	51	74	88	(1%	)

Operating profit	3,810	3,374	3,324	2,846	2,829	35%
Operating margin	30.5%	26.8%	29.6%	25.6%	26.7%
Operating profit (excl AERx®*)	3,810	3,374	3,274	3,001	3,049	25%
Operating margin (excl AERx®*)	30.5%	26.8%	29.1%	27.0%	28.7%

Share of profit/(loss) in associated companies	(35)	4	(58)	(3)	(67)	(48%	)
Financial income	142	(82)	306	429	474	(70%	)
Financial expenses	412	226	66	21	368	12%

Profit before income taxes	3,505	3,070	3,506	3,251	2,868	22%

Net profit	2,699	2,330	2,664	2,471	2,180	24%
Depreciation, amortisation and impairment losses	607	752	560	567	563	8%
Capital expenditure	413	764	448	328	214	93%
Cash flow from operating activities	4,148	3,204	3,673	2,916	3,070	35%
Free cash flow	3,626	2,421	3,210	2,589	2,795	30%

Equity	31,345	32,979	32,173	33,046	31,251	0%
Total assets	50,205	50,603	48,990	48,478	47,534	6%
Equity ratio	62.4%	65.2%	65.7%	68.2%	65.7%

Full-time employees at the end of the period	27,429	26,575	26,360	26,060	25,765	6%

Basic earnings per share (in DKK)	4.44	3.82	4.34	3.99	3.51	26%
Diluted earnings per share (in DKK)	4.41	3.80	4.30	3.96	3.48	27%
Average number of shares outstanding (million)	607.4	609.3	614.2	618.6	620.9	(2%	)
Average number of shares outstanding incl
dilutive effect of options 'in the money' (million)	612.7	614.4	618.6	623.5	626.3	(2%	)

Sales by business segments:
Modern insulins (insulin analogues)	4,990	5,028	4,365	4,103	3,821	31%
Human insulins	3,004	3,093	2,806	2,966	2,939	2%
Insulin-related sales	484	477	464	460	443	9%
Oral antidiabetic products (OAD)	691	602	671	478	640	8%
Diabetes care total	9,169	9,200	8,306	8,007	7,843	17%

NovoSeven®	1,805	1,774	1,534	1,648	1,440	25%
Growth hormone therapy	1,034	1,060	941	986	878	18%
Hormone replacement therapy	409	442	394	391	385	6%
Other products	81	107	71	78	68	19%
Biopharmaceuticals total	3,329	3,383	2,940	3,103	2,771	20%

Sales by geographic regions:
Europe	4,195	4,453	4,305	4,400	4,061	3%
North America	4,532	4,478	3,759	3,467	3,450	31%
International Operations	2,513	2,186	2,074	2,069	2,096	20%
Japan & Oceania	1,258	1,466	1,108	1,174	1,007	25%

Segment operating profit:
Diabetes care	2,171	2,424	1,963	1,510	1,672	30%
Diabetes care (excl AERx®*)	2,171	2,424	1,913	1,665	1,892	15%
Biopharmaceuticals	1,639	950	1,361	1,336	1,157	42%

*) Costs related to the discontinuation of all pulmonary diabetes projects.

Company Announcement no 25 / 2009 Interim financial report for the period 1 January 2009 to 31 March 2009	Page 14 of 20

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 2: Quarterly numbers in EUR

(Amounts in EUR million, except number of employees, earnings per share and number of shares outstanding). Key figures are translated into EUR as supplementary information - the translation is based on average exchange rate for income statement and exchange rate at the balance sheet date for balance sheet items.

						% change
	2009		2008			Q1 2009 vs
	Q1	Q4	Q3	Q2	Q1	Q1 2008

Sales	1,677	1,688	1,508	1,489	1,424	18%

Gross profit	1,341	1,348	1,159	1,147	1,100	22%
Gross margin	79.9%	79.8%	76.8%	77.0%	77.3%

Sales and distribution costs	516	478	423	426	399	29%
Percent of sales	30.8%	28.3%	28.1%	28.6%	28.0%
Research and development costs	234	327	211	266	249	(6%	)
- Hereof costs related to AERx®*	-	-	7	(20)	(30)
Percent of sales	14.0%	19.4%	14.0%	17.8%	17.5%
Percent of sales (excl AERx®* )	14.0%	19.4%	14.4%	16.4%	15.4%
Administrative expenses	91	100	85	84	84	8%
Percent of sales	5.4%	6.0%	5.6%	5.6%	5.9%
Licence fees and other operating income (net)	12	10	7	10	12	(1%	)

Operating profit	512	453	446	381	380	35%
Operating margin	30.5%	26.8%	29.6%	25.6%	26.7%

Operating profit (excl AERx®*)	512	453	439	401	410	25%
Operating margin (excl AERx®*)	30.5%	26.8%	29.1%	27.0%	28.7%

Share of profit/(loss) in associated companies	(5)	2	(8)	0	(9)	(48%	)
Financial income	19	8	41	57	64	(70%	)
Financial expenses	55	50	9	3	49	12%

Profit before income taxes	471	413	470	436	385	22%

Net profit	362	313	357	332	292	24%

Depreciation, amortisation and impairment losses	81	101	75	76	76	8%
Capital expenditure	55	102	60	44	29	93%
Cash flow from operating activities	557	429	492	391	412	35%
Free cash flow	487	325	430	347	375	30%

Equity	4,208	4,426	4,312	4,431	4,191	0%
Total assets	6,741	6,792	6,566	6,500	6,375	6%
Equity ratio	62.4%	65.2%	65.7%	68.2%	65.7%

Full-time employees at the end of the period	27,429	26,575	26,360	26,060	25,765	6%

Basic earnings per share (in EUR)	0.60	0.51	0.58	0.54	0.47	26%
Diluted earnings per share (in EUR)	0.59	0.51	0.57	0.53	0.47	27%
Average number of shares outstanding (million)	607.4	609.3	614.2	618.6	620.9	(2%	)
Average number of shares outstanding incl
dilutive effect of options 'in the money' (million)	612.7	614.4	618.6	623.5	626.3	(2%	)

Sales by business segments:
Modern insulins (insulin analogues)	670	675	585	550	513	31%
Human insulins	403	415	376	398	394	2%
Insulin-related sales	65	64	62	62	59	9%
Oral antidiabetic products (OAD)	93	81	90	64	86	8%
Diabetes care total	1,231	1,235	1,113	1,074	1,052	17%

NovoSeven®	242	238	206	221	193	25%
Growth hormone therapy	139	142	126	132	118	18%
Hormone replacement therapy	55	59	53	52	52	6%
Other products	10	14	9	11	9	19%
Biopharmaceuticals total	446	453	394	416	372	20%

Sales by geographic regions:
Europe	563	597	577	590	545	3%
North America	608	601	504	465	463	31%
International Operations	337	293	278	278	281	20%
Japan & Oceania	169	197	149	157	135	25%

Segment operating profit:
Diabetes care	291	325	263	203	224	30%
Diabetes care (excl AERx®*)	291	325	256	223	254	15%
Biopharmaceuticals	221	127	183	179	155	42%

*) Costs related to the discontinuation of all pulmonary diabetes projects.

Company Announcement no 25 / 2009 Interim financial report for the period 1 January 2009 to 31 March 2009	Page 15 of 20

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 3: Income statement

	Q1	Q1
DKK million	2009	2008

Sales	12,498	10,614
Cost of goods sold	2,508	2,413

Gross profit	9,990	8,201

Sales and distribution costs	3,844	2,975
Research and development costs	1,744	1,858
- hereof costs related to AERx®*	-	(220)
Administrative expenses	679	627
Licence fees and other operating income (net)	87	88

Operating profit	3,810	2,829
Operating profit (excl AERx ®*)	3,810	3,049

Share of profit/(loss) in associated companies	(35)	(67)
Financial income	142	474
Financial expenses	412	368

Profit before income taxes	3,505	2,868

Income taxes	806	688

NET PROFIT	2,699	2,180

Basic earnings per share (DKK)	4.44	3.51
Diluted earnings per share (DKK)	4.41	3.48

Segment Information

Segment sales:
Diabetes care	9,169	7,843
Biopharmaceuticals	3,329	2,771

Segment operating profit:
Diabetes care	2,171	1,672
Operating margin	23.7%	21.3%

Biopharmaceuticals	1,639	1,157
Operating margin	49.2%	41.8%

Total segment operating profit	3,810	2,829

Statement of comprehensive income

Net profit for the period	2,699	2,180
Other comprehensive income:
Exchange rate adjustment of investments in subsidiaries	163	(109)
Novo Nordisk share of equity recognised by associated companies	8	9
Deferred (gain)/loss on cash flow hedges at the beginning of the year
recognised in the Income statement for the period	113	(208)
Fair value adjustments on financial instruments	(181)	572
Tax on fair value adjustments on financial instruments	4	-
Other adjustments	(14)	(38)
Tax on other adjustments	17	-

Other comprehensive income for the period, net of tax	110	226

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	2,809	2,406

*) Excluding costs related to discontinuation of pulmonary diabetes projects

Company Announcement no 25 / 2009 Interim financial report for the period 1 January 2009 to 31 March 2009	Page 16 of 20

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 4: Balance sheet

DKK million	31 Mar 2009	31 Dec 2008

ASSETS

Intangible assets	912	788
Property, plant and equipment	18,684	18,639
Investments in associated companies	162	222
Deferred income tax assets	1,572	1,696
Other financial assets	212	194
TOTAL LONG-TERM ASSETS	21,542	21,539

Inventories	9,930	9,611
Trade receivables	6,677	6,581
Tax receivables	948	1,010
Other receivables	1,795	1,704
Marketable securities and financial derivatives	1,264	1,377
Cash at bank and in hand	8,049	8,781
TOTAL CURRENT ASSETS	28,663	29,064

TOTAL ASSETS	50,205	50,603

EQUITY AND LIABILITIES

Share capital	634	634
Treasury shares	(28)	(26)
Retained earnings	31,691	33,433
Other comprehensive income	(952)	(1,062)
TOTAL EQUITY	31,345	32,979

Long-term debt	1,010	980
Deferred income tax liabilities	2,357	2,404
Provision for pensions	441	419
Other provisions	911	863

Total long-term liabilities	4,719	4,666

Short-term debt and financial derivatives	1,451	1,334
Trade payables	1,744	2,281
Tax payables	354	567
Other liabilities	7,556	5,853
Other provisions	3,036	2,923

Total current liabilities	14,141	12,958

TOTAL LIABILITIES	18,860	17,624

TOTAL EQUITY AND LIABILITIES	50,205	50,603

Company Announcement no 25 / 2009 Interim financial report for the period 1 January 2009 to 31 March 2009	Page 17 of 20

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 5: Cash flow statement

DKK million	Q1 2009	Q1 2008

Net profit	2,699	2,180

Adjustment for non-cash items	1,482	1,435
Income taxes paid and net interest received	(756)	(359)

Cash flow before change in working capital	3,425	3,256

Net change in working capital	723	(186)

Cash flow from operating activities	4,148	3,070

Net investments in intangible assets and long-term financial assets	(127)	(61)
Capital expenditure for property, plant and equipment	(413)	(214)
Net change in marketable securities (maturity exceeding three months)	-	4
Received dividend	18	-

Net cash used in investing activities	(522)	(271)

Cash flow from financing activities	(4,488)	(3,371)

NET CASH FLOW	(862)	(572)

Unrealised gain/(loss) on exchange rates and marketable securities
included in cash and cash equivalents	10	(23)

Net change in cash and cash equivalents	(852)	(595)

Cash and cash equivalents at the beginning of the year	8,726	4,617

Cash and cash equivalents at the end of the period	7,874	4,022

Bonds with original term to maturity exceeding three months	1,015	1,490
Undrawn committed credit facilities	7,448	7,451

FINANCIAL RESOURCES AT THE END OF THE PERIOD	16,337	12,963

Cash flow from operating activities	4,148	3,070
+ Net cash used in investing activities	(522)	(271)
- Net change in marketable securities (maturity exceeding three months)	-	4
FREE CASH FLOW	3,626	2,795

Company Announcement no 25 / 2009 Interim financial report for the period 1 January 2009 to 31 March 2009	Page 18 of 20

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 6: Statement of changes in equity

					Other reserves

DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjustments	Deferred gain/loss on cash flow hedges	Other adjustments	Total

Q1 2009
Balance at the beginning of the period	634	(26)	33,433	(256)	(859)	53	32,979
Total comprehensive income for the period			2,699	163	(64)	11	2,809
Dividends			(3,650)				(3,650)
Share-based payment			53				53
Purchase of treasury shares		(3)	(907)				(910)
Sale of treasury shares		1	63				64

Balance at the end of the period	634	(28)	31,691	(93)	(923)	64	31,345

At the end of the year proposed dividends (declared in 2009) of DKK 3,650 million (6.00 DKK per share) are included in Retained earnings. No dividend is declared on treasury shares.

					Other reserves

DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjustments	Deferred gain/loss on cash flow hedges	Other adjustments	Total

Q1 2008
Balance at the beginning of the period	647	(26)	30,661	209	678	13	32,182
Total comprehensive income for the period			2,180	(109)	364	(29)	2,406
Dividends			(2,795)				(2,795)
Share-based payment			34				34
Purchase of treasury shares		(2)	(620)				(622)
Sale of treasury shares		1	45				46

Balance at the end of the period	647	(27)	29,505	100	1,042	(16)	31,251

At the end of the year proposed dividends (declared in 2008) of DKK 2,795 million (4.50 DKK per share) are included in Retained earnings.
No dividend is declared on treasury shares.

Company Announcement no 25 / 2009 Interim financial report for the period 1 January 2009 to 31 March 2009	Page 19 of 20

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 7: Assumptions for key currencies

DKK per 100	2008 average	YTD 2009 average	Current exchange rate
	exchange rates	exchange rates	as of
		as of	27 April 2009
		27 April 2009

USD	509	570	568

JPY	4.96	6.02	5.87

GBP	938	822	827

CNY	73	83	83

CAD	479	459	467

Company Announcement no 25 / 2009 Interim financial report for the period 1 January 2009 to 31 March 2009	Page 20 of 20

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: MAY 01, 2009	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer